Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2023, Codere Online Luxembourg, S.A. (“Codere Online”) had two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Ordinary Shares and Codere Online Warrants.

We urge you to read the applicable provisions of Luxembourg law and Codere Online’s articles of association carefully and in their entirety because they describe your rights as a holder of Ordinary Shares and/or Codere Online Warrants. A copy of Codere Online’s articles of association have been filed with the U.S. Securities and Exchange Commission (“SEC”) and are listed as an exhibit to Codere Online’s annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Annual Report.

Ordinary Shares

Share Capital

Codere Online was incorporated on June 4, 2021 by Codere Newco, with an initial share capital of €30,000, represented by 30,000 Ordinary Shares with a nominal value of €1 per share (the “Incorporation”). As of December 31, 2024, Codere Online’s share capital amounted to €45,491,175, represented by 45,491,175 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. The authorized capital of Codere Online amounts to €499,481,142 divided into 499,481,142 Ordinary Shares with a nominal value of €1.00 each.

A shareholder in a Luxembourg société anonyme, such as Codere Online, holding fully paid up shares is not liable, solely because of his, her or its shareholder status, for additional payments to such société anonyme or its creditors.

Share Issuances

Pursuant to Luxembourg law, the issuance of Ordinary Shares requires approval by the general meeting of shareholders subject to necessary quorum and majority requirements. The general meeting of shareholders has also approved an authorized capital and authorized Codere Online Board to (i) carry out any increase of the share capital or equity of Codere Online with or without the issuance of new Ordinary Shares, (ii) issue convertible bonds, convertible preferred equity certificates, warrants, options or other convertible instruments, exchangeable or exercisable into new Ordinary Shares (“Convertible Instruments”), and (iii) issue new Ordinary Shares further to the conversion or exercise of the Convertible Instruments up to the limit of the authorized capital. The Codere Online Board is authorized to remove or limit the statutory preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares and Convertible Instruments up to the maximum amount of such authorized capital, for a maximum period of five years after the date of the publication of the notarial deed enacting the Incorporation in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations, “RESA”). The general meeting may amend, renew, or extend such authorized capital and such authorization to the Codere Online Board to issue shares.

In addition, the general meeting of shareholders has authorized Codere Online Board to make an allotment of existing or newly issued shares without consideration to (i) employees of Codere Online or certain categories amongst those; (ii) employees of companies or economic interest grouping in which Codere Online holds directly or indirectly at least fifty per cent (50%) of the share capital or voting rights; (iii) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of Codere Online; (iv) members of the corporate bodies of Codere Online or of the companies or economic interest grouping listed in point (ii) to (iii) above or certain categories amongst those, for a maximum period of five years after the date of the publication of the notarial deed enacting the Incorporation in the RESA.

An Ordinary Share may be registered in the name of more than one person provided that all holders of such Ordinary Share notify Codere Online in writing as to which of them is to be regarded as their representative. Codere Online will deal with that representative as if it were the sole shareholder in respect of that Ordinary Share including for the purposes of voting, dividend and other payment rights. The Codere Online Board may suspend the exercise of voting rights of any holder of an Ordinary Share who has not complied with his duties and obligations set out in the articles of association of Codere Online, any shareholders agreement or in the relevant subscription agreement or commitment, that may be entered from time to time.

The Codere Online Board will resolve on any future issuance of Ordinary Shares out of the authorized capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association of Codere Online and applicable law. In any such instance, the Codere Online Board will also resolve on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the Codere Online Board to issue new Ordinary Shares exceeds the limits of Codere Online’s authorized share capital, the Codere Online Board must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the Codere Online Board consists of an increase in the shareholders’ commitments, the Codere Online Board must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the Codere Online Shareholders.

Preemptive Rights

Under Luxembourg law, existing Codere Online Shareholders benefit from a preemptive subscription right on the issuance of Ordinary Shares for cash consideration. However, Codere Online Shareholders have, in accordance with Luxembourg law, authorized the Codere Online Board, for a period not exceeding five years, to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the Codere Online Board deems such suppression, waiver, or limitation advisable for any issuance or issuances of Ordinary Shares within the scope of Codere Online’s authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights. Such Ordinary Shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per ordinary share. The Ordinary Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

Codere Online cannot subscribe for its own Ordinary Shares. Codere Online may, however, repurchase issued Ordinary Shares or have another person repurchase issued Ordinary Shares for its account, subject to the following conditions:

●	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

●	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

●	the duration of the period for which the authorization is given, which may not exceed five years; and

●	in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of Ordinary Shares acquired by either Codere Online, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

●	the repurchases, including Ordinary Shares previously acquired by Codere Online and held by it and Ordinary Shares acquired by a person acting in his or her own name but on Codere Online’s behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

●	only fully paid-up Ordinary Shares may be repurchased;

●	the voting and dividend rights attached to the repurchased Ordinary Shares will be suspended as long as the repurchased shares are held by Codere Online; and

●	the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, under Luxembourg law, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to their shareholders.

The authorization for the repurchase will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, Codere Online Board is authorized to acquire and sell Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

In addition, pursuant to Luxembourg law, Codere Online may directly or indirectly repurchase Ordinary Shares by resolution of the Codere Online Board without the prior approval of the general meeting of shareholders if such repurchase is deemed by the Codere Online Board to be necessary to prevent serious and imminent harm to Codere Online, or if the acquisition of Ordinary Shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder, Codere Newco) or in any of the circumstances listed in article 430-16 of the 1915 Law.

Voting Rights

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor Codere Online’s articles of association contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The Codere Online Board may suspend the exercise of voting rights of any shareholder who has not complied with his or her duties and obligations set out in the articles of association, any shareholders agreement or in the relevant subscription agreement or commitment. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Nomination of Directors

Pursuant to the Nomination Agreement, during the Sponsor Proposal Period, the Codere Online Board will consist of seven (7) directors and (i) Codere Newco will have the right to propose for appointment four (4) Codere Newco Directors; (ii) the Sponsor will have the right to propose for appointment two (2) Sponsor Directors; and (iii) Codere Newco and the Sponsor will have the right to jointly propose for appointment the Industry Expert Independent Director. After the Sponsor Proposal Period, Codere Newco will have the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). Both during and after the Sponsor Proposal Period, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident.

Codere Newco will have the right to propose for reappointment the Codere Newco Directors and the Sponsor will have the right to propose for reappointment the Sponsor Directors appointed within the Sponsor Proposal Period; provided that one (1) Sponsor Director shall not have the right to serve as director past the second annual shareholders’ meeting of Codere Online after the Closing Date and the second Sponsor Director shall not have the right to serve as director past the third annual shareholders’ meeting of Codere Online after the Closing Date.

Pursuant to the Nomination Agreement, the Codere Online audit committee shall include at least one (1) Codere Newco Director and one (1) Sponsor Director (in either case only to the extent such director (i) qualifies as an independent director and (ii) meets the heightened independence requirements applicable to audit committees under the SEC rules and regulations and under the criteria established by the Nasdaq). Further, Codere Newco will have the right, but not the obligation, to propose for appointment one (1) non-executive, non-independent director as an observer to the audit committee to be appointed by the Codere Online Board, subject to compliance with Rule 10A-3 under the Exchange Act.

The initial term of office of each director will be for a maximum period of one (1) year until the annual general meeting of the shareholders of Codere Online, in each case beginning on the day immediately following the date of his/her appointment.

In accordance with Codere Online’s articles of association, the Codere Online Board is not divided into classes of directors, but the Codere Online Shareholders may decide to appoint directors of two different classes, namely the class A directors and the class B directors.

Meetings

Ordinary General Meeting

According to the provisions of the 1915 Law, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes.

Abstentions, blank or invalid votes are not considered as “votes.”

However, pursuant to Codere Online’s articles of association, and except where lower thresholds are mandatorily required by Luxembourg law, resolutions at an ordinary general meeting are only valid if they are passed by a majority of the votes cast, provided that at least 33 1/3% of the Ordinary Shares are present or represented.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital; (ii) a limitation or exclusion of preemptive rights; (iii) approval of a statutory merger or de-merger (scission); (iv) Codere Online’s dissolution and liquidation; (v) any and all amendments to Codere Online’s articles of association; and (vi) change of nationality. Pursuant to Codere Online’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, (i) the quorum shall be at least one half of Codere Online’s issued share capital, and (ii) the agenda shall indicate the proposed amendments to the articles of association and, where applicable, the text of those which concern the objects or the form of Codere Online. If the said quorum is not present, a second meeting may be convened, in the manner prescribed by the articles of association and by the 1915 Law, at which no quorum shall be required. Any extraordinary resolution shall be adopted at a quorate general meeting by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions, blank or invalid votes are not considered as “votes.”

Annual Shareholders Meetings

An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within six months of the end of the preceding financial year, except for the first annual general meeting of shareholders which may be held within 18 months from incorporation.

Lock-up Agreements

In connection with the Business Combination, DD3, Codere Newco, Codere Online, the Sponsor, the Forward Purchasers and the other parties thereto, entered into the Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement, each of Codere Newco and the Sponsor agreed to not transfer any Lock-Up Securities (as defined in the Registration Rights and Lock-Up Agreement) until the earliest of: (i) the date that is one year from the Closing, (ii) the date on which the closing price of the Ordinary Shares on Nasdaq equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing or (iii) such date on which Codere Online completes a liquidation, merger, share exchange or other similar transaction that results in all Codere Online shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, subject to certain exceptions described in Section 5.2 of the Registration Rights and Lock-Up Agreement. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period. As of the date of the Annual Report, the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

Pursuant to the Subscription Agreements, each Subscriber acknowledged and agreed that, without the prior written consent of DD3 and Codere Online, during the period commencing on the Closing Date and continuing until the earlier of the ninety (90) calendar day period commencing on the date of the closing of the Business Combination and the date when the Registration Statement is declared effective by the SEC, such Subscriber, and any person or entity acting on its behalf or pursuant to any understanding with it, would not (i) sell, assign, transfer (including by operation of law), incur any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever, dispose of or otherwise encumber, (ii) make any short sale of, grant any option for the purchase of, or (iii) enter into any hedging or similar transaction with the same economic effect as a transfer in sub-section (i) above of, any of the PIPE Shares.

Registration Rights

In connection with the Business Combination, DD3, Codere Newco, Codere Online, the Sponsor, the Forward Purchasers and the other parties thereto, entered into the Registration Rights and Lock-Up Agreement, which provided customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, Codere Online agreed that, within 30 calendar days after the Closing Date, it would file with the SEC a registration statement to permit the public resale of certain Ordinary Shares and Codere Online Warrants (including underlying securities) held by the Holders (as defined in the Registration Rights and Lock-Up Agreement), and that it would use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days following the filing deadline, provided that the effectiveness deadline will be extended to 90 calendar days after the filing deadline if the registration statement is reviewed by, and receives comments from, the SEC. Subject to certain terms and conditions, Codere Online may delay the filing or initial effectiveness of, or suspend use of, such registration statement for the shortest period of time, but in no event for a period more than sixty (60) consecutive days or more than two times in any calendar year. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain holders may demand at any time or from time to time, that Codere Online file a registration statement on Form F-1, or any such other form of registration statement as is then available to effect a registration, or, if available, Form F-3, to register the securities of Codere Online held by such holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period.

Pursuant to the Subscription Agreements, Codere Online agreed that, within 30 calendar days after the Closing, Codere Online would file with the SEC the Registration Statement (as defined in the Subscription Agreements), and Codere Online would use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof; provided, however, that Codere Online’s obligations to include the Ordinary Shares held by a Subscriber in the Registration Statement would be contingent upon the respective Subscriber furnishing in writing to Codere Online such information regarding the Subscriber, such Ordinary Shares held by such Subscriber and the intended method of disposition of such shares as shall be reasonably requested by Codere Online to effect the registration, and will execute such documents in connection with such registration as Codere Online may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding anything to the contrary in the Subscription Agreements, Codere Online may, upon giving prompt written notice of such action to the respective Subscriber, delay the filing or initial effectiveness of, suspend use of, the Registration Statement for a period of not more than sixty (60) consecutive days or more than two times in any calendar year if the filing, initial effectiveness or continued use of the Registration Statement would, in the good faith judgment of the Codere Online Board, make Codere Online fail to comply with applicable disclosure requirements or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to Codere Online for reasons beyond Codere Online’s control, (ii) audited financial statements as of a date other than Codere Online’s fiscal year end, or (iii) pro forma financial statements that are required to be included in a registration statement. Codere Online has made use of such right under the Subscription Agreements and notified the relevant Subscribers and certain other holders of Codere Online securities.

Codere Online Warrants

Pursuant to the Warrant Amendment Agreement, DD3 assigned to Codere Online all of DD3’s right, title and interest in and to the Original Warrant Agreement and Codere Online assumed, and agree to pay, perform, satisfy and discharge in full, all of DD3’s liabilities and obligations under the Original Warrant Agreement arising from and after the Merger Effective Time. In connection with the consummation of the Business Combination, all DD3 Warrants were converted into Codere Online Warrants.

As of December 31, 2024, there were 6,435,000 Codere Online Warrants issued and outstanding, consisting of 6,250,000 Codere Online Public Warrants and 185,000 Codere Online Private Warrants. Each Codere Online Warrant will be exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Codere Online Warrants will be $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Codere Online Warrant may be exercised only during the period commencing on December 30, 2021 (i.e., 30 days after the completion of the Business Combination), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (i) the date that is five (5) years after the Closing Date, (ii) the liquidation of Codere Online, and (iii) the redemption date as provided in Section 6.2 of the Original Warrant Agreement.

Codere Online Private Warrants are identical to the Codere Online Public Warrants, except that the former may be exercisable on a cashless basis at the holder’s option and will be non-redeemable so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. If such warrants are held by someone other than the initial purchasers of the Private Warrants or their permitted transferees, the related Codere Online Private Warrants will be redeemable and exercisable by such holders on the same basis as Codere Online Public Warrants.

Redemptions of Codere Online Public Warrants

Codere Online will have the ability to redeem Codere Online Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Codere Online Public Warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date Codere Online gives notice of redemption and during the entire period thereafter until the time Codere Online redeems the Codere Online Public Warrants, Codere Online has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Codere Online Public Warrants and a current prospectus relating to them is available. As of December 31, 2024, the trading price of the Ordinary Shares had not reached the $18.00 threshold. If and when the Codere Online Public Warrants become redeemable by Codere Online, Codere Online may exercise its redemption right even if Codere Online is unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event Codere Online determined to redeem the Codere Online Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Codere Online would be required to fix the Redemption Date (as defined in the Warrant Agreement). Notice of redemption would be mailed by first class mail, postage prepaid, by Codere Online not less than 30 days prior to the Redemption Date to the registered holders of the Codere Online Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Codere Online’s posting of the redemption notice to DTC. If the Codere Online Public Warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

None of the Codere Online Private Warrants will be redeemable by Codere Online so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees.

The foregoing description of the Codere Online Warrants is qualified in its entirety by reference to the full text of the Original Warrant Agreement and the Warrant Amendment Agreement, both of which are listed as exhibits to the Annual Report.

Dividends

From the annual net profits of Codere Online, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”).

That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Codere Online. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Codere Online Board may resolve that Codere Online pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and Codere Online’s articles of association. The Codere Online Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Codere Online’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Codere Online’s accounts.